Filed by D8 Holdings Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: D8 Holdings Corp.

Commission File No. 333-257055

Date: August 24, 2021

On August 18, 2021, Adam Sachs, the Co-founder and Chief Executive Officer of Vicarious Surgical Inc., participated in an interview with Randi Zuckerberg of the Randi Zuckerberg Means Business Sirius XM radio show. A copy of the transcript of the interview is set forth below:

<<Randi Zuckerberg, Interviewer>>

Hi, everyone. I'm Randi Zuckerberg. Thank you so much for joining me today on Randi Zuckerberg Means Business Sirius XM, channel 132 Business Radio. I'm thrilled to welcome my first guest of the hour, Adam Sachs, co-founder and CEO at Vicarious Surgical, the next generation of surgical robotics. Adam, thank you for joining me today.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Thank you so much for making the time.

<<Randi Zuckerberg, Interviewer>>

Alright. Well, take us through, I mean, what is Vicarious Surgical and what are you working on right now?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

So at Vicarious Surgical, we're building the next generation of surgical robotics that leverages a lot of advanced technologies that have come to market over the last 20 years, primarily from the cell phone industry, and using those technologies to create a miniature robotics platform that allows the surgeon to essentially beam themselves into the patient, or to control an avatar of themselves inside of the patient all through a single 15 millimeter incision.

<<Randi Zuckerberg, Interviewer>>

That's incredible. Alright. Take us through what the surgical robot looks like. How big are we talking about? What do we see?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

So it's primarily two arms and a camera. Each of the arms has the same joints and degrees of freedom as the surgeon's arms, as human arms. So it's a total of nine joints that make up the wrist, elbows and shoulders, and then a camera that has two eyes, just like, again, the surgeon. And the surgeon wears a VR headset and holds hand controllers and interacts naturally with this robot. The whole thing fits in through that 15 millimeter, 1.5 centimeter incision. But once it's inside, it actually expands and is relatively sizeable with arms that are closer to 200 millimeters long, giving them significant reach, flexibility and strength inside of the abdomen of their patients.

<<Randi Zuckerberg, Interviewer>>

I love it. Alright, Adam, I'm hoping maybe you can take us through just the broader lay of the land of what the state of robotics and surgery rooms is like today. And where you saw such a need for what you're building at Vicarious.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Yeah, of course. If you don't mind actually, I'd love to go back even one step further before robotics where ...

<<Randi Zuckerberg, Interviewer>>

Absolutely.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

So surgery really started with open surgery where a surgeon would take a scalpel for abdominal surgery, quite literally open the patient's abdomen up and operate. And they can see with their own eyes, they can operate with their own hands, but the incision actually causes most of the injury to the patient. Amazingly, almost 20% of patients that have an open abdominal surgical procedure end up with a complication that that results in them needing to have another procedure to correct that. So, that's really what minimally invasive surgery key hole procedures have been all about.

The idea that you can have three to five small incisions that heal much more readily, and you insert these long, slender instruments into the abdomen through those incisions, but that really transfers the complexity, the complexity and complications from the patient to the surgeon who now has to operate no longer seeing directly, pivoting about the abdominal wall with their instruments. It's incredibly challenging. And robotics today have attempted to solve that, but they're really built on legacy technology. They add a wrist inside the abdomen, but don't have elbows or shoulders, have limited motion, a lot of interference and incredibly high costs. So, that's really where the value of what we're doing comes in.

<<Randi Zuckerberg, Interviewer>>

It's really exciting. I mean, just so fascinating on so many levels. What do you say to doctors and patients who feel a little hesitant about robotics providing their care? How do you get everyone over that hurdle? I mean, I'm already over that hurdle. I'm ready for my robot surgeon, but what do you say to people?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Yeah, I'd say in this case, we actually are maybe even a little bit fortunate to not be the first mover, that there are companies that for the last 20, 25 years have been doing robotic surgery. It has proven its value to the patient and that it can be safe and effective, but at the same time, due to the fact that they're built on these giant industrial robotic arms, instead of miniature robotic technology, they take over the operating room. They cost a ton of money. They take hours to set up and add a lot of time to procedures. So, what I would say is to look at the data, look at what's around us today.

20 years ago, even I was, I'd say, a bit nervous about things like that, but today almost every plane you get into is fly by wire and essentially has a robot in between the pilot and the plane. It's becoming true of cars, too. It's all of our lives, and it's making our lives better and safer.

<<Randi Zuckerberg, Interviewer>>

Absolutely. For anyone who's just tuning in, I'm speaking with Adam Sachs, co-founder and CEO at Vicarious Surgical, next-generation surgical robots. It's so fascinating. I'm your host Randi Zuckerberg here on Randi Zuckerberg Means Business, Sirius XM Business Radio 232. Adam, you touched briefly on virtual reality being really key to the surgical robots. Maybe you can talk a little bit about just the role in VR in healthcare and surgery and why that plays such a big role.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Yeah. So VR and VR headsets, it's actually a bit of a misnomer, but there's really no exact term for what we're doing. We take a VR headset and we put it on the surgeon, and then we have direct visualization from a camera that has two eyes that can use cell phone camera technology, but then are robotized. So the head of our robot can pan, tilt and roll just like the surgeon's head. And our robot follows the motion of the surgeon, and the camera feeds are beamed with some augmentation to the surgeon directly in a VR headset. So this allows the surgeon to not feel like they're looking up at a screen or controlling a robot in a microscope. Rather, it gives them that immersive presence that only virtual reality technology can of letting them feel like they've truly been shrunk down and this robot is their avatar inside of their patient.

<<Randi Zuckerberg, Interviewer>>

So cool. Are there certain surgeries that are much more successful for robotics right now? And do you think in the future that surgical robots will be able to handle very complicated surgery?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

So I think there's a few different, large advantages of surgical robots. Surgical robots and the technology that we're doing are incredibly promising for complex procedures. And moving these really complex procedures from open surgery to minimally invasive surgery, which is way better for the patient. And I will say as cool and exciting as complex procedures are, they're relatively few in number and they are there for both a small market, and it helps a relatively small number of patients and surgeons and hospitals.

So it's what we're focusing on doing instead [of] taking something today called a ventral hernia repair, which is primarily done with open surgical technique and enabling that due to the flexibility of our arms, to work on the ceiling in a way that that is really challenging for today's minimally invasive robots or manual tools to do. And to perform that with more complex, advanced techniques that can result in better outcomes with higher reimbursement under today's coding, all in less time. And that really creates the value for everybody in a market that's millions of patients per year worldwide.

<<Randi Zuckerberg, Interviewer>>

Your tech has been granted a breakthrough device designation by the U.S. Food and Drug Administration. That sounds exciting. Can you explain what that means?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

So the FDA has this wonderful program, the breakthrough device designation. And the advantages of this program are really that the FDA will work closely with the company and will essentially partner with a company with senior leadership advice and support in order to help ensure that the product is safe and effective, and get it to market as quickly as possible. And they not only provide all this support while you're going through the process, but also offer a number of reimbursement benefits to encourage hospitals and surgeons to use the technology once it's on the market.

So all of this is a huge advantage, is a wonderful program. And in order to be admitted to this program, you need to really demonstrate to the FDA that your device has a real advantage that comes from the fundamental technology beyond what exists in surgery today, a robotic manual, et cetera. So we've done that and they've awarded us the breakthrough device.

<<Randi Zuckerberg, Interviewer>>

Excellent. And finally, Adam, what are you excited about coming down the pipeline for Vicarious Surgical in the years ahead and just the future of the industry?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

I'd say long-term, I'm incredibly excited about a lot of the potential that technologies like ours have. We've put so much sensing into our system. We have 28 sensors per arm, the ability to really gather full depth mapping in real-time of the abdomen. We're building a dataset and building all the hooks we need to really automate procedures down the road. And we view this as quite viable, especially when you consider that removing all humans is not the main goal of automation. It's simply minimizing the amount of time that the surgeon has to do mundane, simple tasks during surgery. In the short term, I'm incredibly excited about the transaction we have coming up, as well as the launch of our first product in a couple of years.

<<Randi Zuckerberg, Interviewer>>

Excellent. Adam Sachs, co-founder and CEO at Vicarious Surgical, where can our listeners go to keep up with you and find out more?

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Yeah, our website, vicarioussurgical.com.

<<Randi Zuckerberg, Interviewer>>

Excellent. Thank you so much. Congrats, and what a fascinating chat today. I really appreciate your time.

<<Adam Sachs, Co-Founder and Chief Executive Officer, Vicarious Surgical Inc.>>

Same. Thank you.

Additional Information About the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to shareholders of D8 Holdings Corp. (“D8 Holdings”) for their consideration. D8 Holdings has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a definitive proxy statement that was distributed to D8 Holdings’ shareholders in connection with D8 Holdings’ solicitation for proxies for the vote by D8 Holdings’ shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. The Registration Statement was declared effective on August 9, 2021 and D8 Holdings mailed the definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. D8 Holdings’ shareholders and other interested persons are advised to read the definitive proxy statement/prospectus in connection with D8 Holdings’ solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents contain important information about D8 Holdings, Vicarious Surgical Inc. (“Vicarious Surgical”) and the proposed business combination. Shareholders may also obtain a copy of the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by D8 Holdings, without charge, at the SEC’s website located at www.sec.gov or by directing a request to D8 Holdings, at Unit 1008, 10/F, Champion Tower, 3 Garden Road, Central, Hong Kong.

Participants in the Solicitation

D8 Holdings, Vicarious Surgical and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from D8 Holdings’ shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of D8 Holdings’ shareholders in connection with the proposed business combination is set forth in the Registration Statement and the definitive proxy statement/prospectus. You can find more information about D8 Holdings’ directors and executive officers in D8 Holdings’ Annual Report on Form 10-K/A, filed with the SEC on May 24, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the Registration Statement and the definitive proxy statement/prospectus and other relevant documents filed with the SEC. Shareholders, potential investors and other interested persons should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics and expectations and timing related to potential benefits, terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Vicarious Surgical’s and D8 Holdings’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Vicarious Surgical and D8 Holdings. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of D8 Holdings or Vicarious Surgical is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Vicarious Surgical; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; Vicarious Surgical’s ability to manage future growth; Vicarious Surgical’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its products; the effects of competition on Vicarious Surgical’s future business; the amount of redemption requests made by D8 Holdings’ public shareholders; the ability of D8 Holdings or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in the Registration Statement under the heading “Risk Factors,” and the other documents filed, or to be filed, by D8 Holdings with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Vicarious Surgical nor D8 Holdings presently know or that Vicarious Surgical and D8 Holdings currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Vicarious Surgical’s and D8 Holdings’ expectations, plans or forecasts of future events and views as of the date of this communication. Vicarious Surgical and D8 Holdings anticipate that subsequent events and developments will cause Vicarious Surgical’s and D8 Holdings’ assessments to change. However, while Vicarious Surgical and D8 Holdings may elect to update these forward-looking statements at some point in the future, Vicarious Surgical and D8 Holdings specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Vicarious Surgical’s and D8 Holdings’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.